July 29, 2022

VIA EDGAR & FEDERAL EXPRESS
Anuja A. Majmudar
Karina Dorin
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
Response dated June 28, 2022
File No. 001-08246

Ladies and Gentlemen:

This letter sets forth the responses of Southwestern Energy Company (“we” or the “Company”) to the comments of the staff of the Division of Corporation Finance (“you” or the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated July 18, 2022, with respect to the above-referenced Annual Report on Form 10-K and the Company’s letter, dated June 28, 2022, in response to the comments of the Staff with respect to such Annual Report on Form 10-K set forth in the letter from the Staff to the Company dated May 24, 2022. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto. With the Staff’s permission, where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company requests permission to do so in its future filings of the type to which the comment relates.

Form 10-K filed March 1, 2022

Risk Factors, page 34

1.We note your response to prior comment 2 asserts that your revenues are greatly affected by commodity prices, which are subject to a myriad of factors, including the relative cost of competing sources of energy or fuel such as wind and solar. We also note your response states that "there have been great strides made in the development of technology, alternative forms of energy and other climate change-related trends" that may materially impact your business in the future. Consistent with our prior comment, please provide disclosure addressing the impact

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
July 29, 2022

that technological developments such as improvements in fuel economy, advances in energy storage and increased energy generation from sources other than fossil fuels, such as wind and solar, may have on your operations and business strategy.

RESPONSE:

We respectfully maintain the sentiment conveyed in our response to the Staff’s prior comment 2 that “…although there have been great strides made in the development of technology, alternative forms of energy and other climate change-related trends…that may materially impact our business in the future, we do not believe details other than what we have already disclosed in the 2021 Form 10-K are necessary at this time.” However, in response to the Staff’s comment, we intend to include in our future Form 10-K filings (beginning with our 2022 Form 10-K unless we believe such risk warrants earlier disclosure in a quarterly report on Form 10-Q or registration statement) an additional risk factor (i) more specifically discussing the risks associated with climate change-related developments and (ii) referencing our existing risk factor disclosures related to climate change matters.

We anticipate such risk factor will read substantially as follows (subject to final internal review and revision by the Company):

Developments related to climate change may have a material and adverse effect on us.

Governmental and regulatory bodies, investors, consumers, industry and other stakeholders have been increasingly focused on climate change matters. This focus, together with changes in consumer and industrial/commercial behavior, preferences and attitudes with respect to the generation and consumption of energy, petroleum products and the use of products manufactured with, or powered by, petroleum products, may in the long-term result in (i) the enactment of climate change-related regulations, policies and initiatives (at the government, regulator, corporate and/or investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation measures and responsible energy development, (ii) technological advances with respect to the generation, transmission, storage and consumption of energy (e.g., wind, solar and hydrogen power, smart grid technology and battery technology, increasing efficiency) and (iii) increased availability of, and increased consumer and industrial/commercial demand for, alternative energy sources and products manufactured with, or powered by, alternative energy sources (e.g., electric vehicles and renewable residential and commercial power supplies). These developments may in the future adversely affect the demand for products manufactured with, or powered by, petroleum products and the demand for, and in turn the prices of, the natural gas, crude oil, and NGLs that we sell. For further discussion regarding the impact of commodity prices (including fluctuations in commodity prices) on our financial condition, cash flows and results of operations, see the risk factor entitled “Natural gas, oil and NGL prices and basis differentials

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
July 29, 2022

greatly affect our revenues and thus profits, liquidity, growth, ability to repay our debt and the value of our assets.”

Further, climate change-related developments may result in negative perceptions of the traditional oil and gas industry and, in turn, reputational risks associated with exploration and production activities. Such negative perceptions and reputational risks may in the future adversely affect our ability to successfully carry out our business strategy, for example, by adversely affecting the availability and cost to us of capital. For further discussion of the potential impact of such risks on our financial condition, cash flows and results of operations, see the discussion below in this section and in the section below entitled “Risks Related to our Business”.

In addition, the enactment of climate change-related regulations, policies and initiatives (at the government, corporate and/or investor community levels) may in the future result in increases in our compliance costs and other operating costs and have other adverse effects (e.g., greater potential for governmental investigations or litigation). For further discussion regarding the risks to us of climate change-related regulations, policies and initiatives, see the discussion below in the section entitled “Risks Related to Government Regulation”.

In our future SEC filings, we will also revise, as appropriate, the “Regulation” and/or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our filings, to reference such risks and this additional risk factor disclosure.

*****

The Company believes the foregoing fairly responds to the Staff’s questions in its letter dated July 18, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Colin O’Beirne, Vice President and Controller, at (832) 796-7570 or the undersigned at (832) 796-2760.

Sincerely,
/s/ Carl F. Giesler, Jr.
Name: Carl F. Giesler, Jr.
Title: Executive Vice President and Chief Financial Officer

cc:	Mr. Chris Lacy, Vice President, General Counsel & Secretary
Mr. Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Ms. Anne G. Peetz, Kirkland & Ellis LLP